FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of November 01, 2005 to November 30, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







Enclosures:

1. News release dated November 11, 2005 announcing Holding(s) in Company
2. News release dated November 18, 2005 announcing Proposed acquisition of Cita
3. News release dated November 23, 2005 announcing Holding(s) in Company
4. News release dated November 24, 2005 announcing Holding(s) in Company



Enclosure No. 1


                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL) and its direct and indirect subsidiaries including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification indicates that it is in respect of non-beneficial interests.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth FII 343,184

Morgan Stanley, London FIL 164,366
JP Morgan, Bournemouth FISL 5,891,474
Total 6,399,024

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

870,590

8. Percentage of issued class

0.40 percent

9. Class of security

Ordinary 5p Shares

10. Date of transaction

Not Given

11. Date company informed

11th November 2005

12. Total holding following this notification

6,399,024

13. Total percentage holding of issued class following this notification

2.95 percent (based on issued share capital of 216,798,261)

14. Any additional information

15. Name of contact and telephone number for queries

JAD Slater, +44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

JAD Slater, General Counsel and Company Secretary

Date of notification

11th November 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2



Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia and Japan


                                  Vernalis plc
                          Proposed acquisition of Cita
          Proposed Vendor Placing to raise approximately GBP15.3 million
      Proposed Placing and Open Offer to raise approximately GBP42.7 million


Vernalis plc ("Vernalis" or the "Company") today announced the proposed acquisition of Cita NeuroPharmaceuticals Inc. ("Cita") for an initial consideration of U.S.$29.5 million and deferred consideration of up to U.S.$35 million (the "Cita Acquisition"). Vernalis will also assume certain of Cita's liabilities on Completion. The initial consideration will be satisfied by the issue of 26,915,831 million new Ordinary Shares, of which 24,284,984 have been conditionally placed by Piper Jaffray pursuant a Vendor Placing to realise cash proceeds to the Vendors of approximately GBP15.3 million (U.S.$26.2 million) (before expenses). In addition, the Company announced its intention to raise approximately GBP42.7 million (before expenses) in a Placing and Open Offer.

Key reasons for the Cita Acquisition
- Cita's focus on neurology and CNS therapies will strengthen Vernalis' clinical pipeline in its principal area of therapeutic focus;
- Cita has a relatively late stage development pipeline that will enhance the maturity of Vernalis' drug development pipeline behind frovatriptan, with CNP1512 for the treatment of Parkinson's disease being prepared for entry into Phase III clinical trials in H2 2006 and CNP3381 for the treatment of neuropathic pain being prepared for entry into Phase II clinical trials in H1 2006;
- Cita's Parkinson's disease programme will in particular strengthen
Vernalis' existing portfolio in this area following the recent acquisition of the rights to market and sell Apokyn(R) in North America;
- Cita's product pipeline will potentially provide Vernalis with additional products to commercialise through its commercial operation in North America, assuming these programmes successfully complete clinical trials and are approved by the relevant authorities; and
- Cita is managed as a "virtual" company, outsourcing most of its research and development activities and as a result will not increase the Group's cash burn significantly other than for the costs directly related to the development of Cita's clinical drug candidates.

Key terms of the Cita Acquisition

Vernalis has entered into agreements to acquire the entire issued, and to be issued, share capital of Cita for:
- initial consideration of U.S.$29.5 million to be satisfied by the issue of 26,915,831 Ordinary Shares, and
- further deferred consideration of up to U.S.$35 million (in shares, cash or by a combination of cash and shares) payable in instalments by Vernalis dependent upon achieving certain milestones in respect of the development of Cita's clinical drug candidates CNP1512 and CNP3381.

Vernalis will also assume certain of Cita's liabilities on Completion. The Cita Acquisition is conditional, inter alia, upon the approval of Shareholders.

Details of Vendor Placing and Placing and Open Offer
- Placing and Open Offer of 67,749,457 Open Offer Shares at 63 pence per share to raise GBP42.7 million (before expenses), fully underwritten by Piper Jaffray;
- Vendor Placing of 24,284,984 new Ordinary Shares at a price of 63 pence per share, fully underwritten by Piper Jaffray to raise GBP15.3 million (before expenses) for Vendors;
- Open Offer Shares (less the Committed Open Offer Shares) have been conditionally placed with institutional investors subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer;
- Open Offer on the basis of 5 Open Offer Shares for every 16 Existing
Ordinary Shares; and
- Vendor Placing Shares have been placed firm with institutional investors.

Use of proceeds
The net proceeds of the Placing and Open Offer (after the cost of the Cita Acquisition, the Vendor Placing and the Placing and Open Offer), which will amount to approximately GBP38.7 million, will allow the Company to fund the development of Cita's clinical programmes CNP1512 and CNP3381, and invest in the marketing and development of Apokyn(R), the on-market Parkinson's disease product recently acquired by Vernalis, while having sufficient cash resources to fund the Enlarged Group's other existing business activities beyond the first half of 2007 when a U.S.$40 million milestone payment from Endo is due to be received (assuming regulatory approval of frovatriptan for MRM).

Extraordinary General Meeting ("EGM")
An EGM to, among others, approve the Resolutions to enable the Directors to complete the Cita Acquisition Agreements and issue the Consideration Shares, effect the Vendor Placing and issue the Vendor Placing Shares and effect the Placing and Open Offer and issue the Open Offer Shares, will be held at the offices of Allen & Overy LLP at One New Change, London EC4M 9QQ on 13 December 2005 at 10.00 a.m.

Simon Sturge, Chief Executive Officer of Vernalis, commented:
"We are pleased to announce both the acquisition of Cita and the strong support from our existing shareholders and new investors to raise GBP42.7 million and take up a further GBP15.3 million in a Vendor Placing. This, in addition to the recent acquisition of Apokyn(R) for the treatment of Parkinson's disease, gives the Company a broadened portfolio of products on the market and in clinical development and is a major step forward in Vernalis' strategy to become a self funded CNS focused Company. It is now our intention to focus on progressing the current portfolio of compounds in development and to drive product sales. We do not envisage undertaking further corporate transactions in the near future and anticipate that our next major news will come in the form of data from our Phase III safety trial with frovatriptan for the short term prophylaxis for menstrually related migraine, with the confirmatory efficacy data and subsequent filing expected in the first half of next year."

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Piper Jaffray                                          +44 (0) 20 7743 8700
David Wilson
David Rasouly
Jamie Adams

Brunswick                                              +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vernalis plc in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer and will not be responsible to anyone other than Vernalis plc for providing the protections afforded to clients of Piper Jaffray Ltd. nor for providing advice in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer or any other transaction or arrangement referred to herein.

This press announcement has been issued by Vernalis plc and is the sole responsibility of Vernalis plc.

Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into the United States or Japan and applications in or from the United States or Japan will not be capable of acceptance and will be deemed invalid (subject to certain exceptions). This announcement may not be issued, mailed or otherwise distributed or sent, through CREST or otherwise, in, into or from the United States or Japan.
Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into Australia or Canada and applications in or from Australia or Canada will not be capable of acceptance and will be deemed invalid (subject to certain exceptions with respect to Australia). This announcement may not be issued, mailed or otherwise distributed or sent, in, into or from Australia or Canada.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities other than the securities to which it relates or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Neither the delivery of this announcement nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products and including that of frovatriptan for menstrually related migraine, the Group's ability to find partners for the development and commercialisation of its products, the benefits of reacquiring the rights to frovatriptan in North America and the partnership with Endo Pharmaceuticals Inc. on the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group's other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, the ability of the Group to identify and consummate suitable strategic and business combination transactions.


Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia and Japan


                                  Vernalis plc

                          Proposed acquisition of Cita
          Proposed Vendor Placing to raise approximately GBP15.3 million
      Proposed Placing and Open Offer to raise approximately GBP42.7 million


Introduction

The Board today announced that it has agreed terms to acquire the entire issued, and to be issued, share capital of Cita, a privately owned, neuropharmaceutical company based and incorporated in the province of Ontario, Canada, focused on the development and commercialisation of small molecule drug candidates. The initial consideration, which will be paid by Vernalis on Completion, is U.S.$29.5 million to be satisfied by the issue of new Ordinary Shares. Vernalis will also assume certain of Cita's liabilities on Completion. Further deferred consideration of up to U.S.$35 million is payable in instalments by Vernalis dependent upon achieving certain milestones in respect of the development of Cita's clinical drug candidates CNP1512 and CNP3381.

The U.S.$29.5 million (GBP17.2 million) initial consideration is to be satisfied by the issue at Completion of 26,915,831 Ordinary Shares (representing approximately 12.4 per cent. of Vernalis' existing issued ordinary share capital) calculated at an issue price of 63.91 pence per new Ordinary Share (being the average Closing Price on the thirty dealing days prior to the date of this announcement).

Of the shares to be issued as initial consideration, 2,630,847 Ordinary Shares will be issued to certain Vendors and the remaining 24,284,984 Ordinary Shares have been conditionally placed by Piper Jaffray at the Offer Price pursuant to the Vendor Placing to realise cash proceeds payable to certain Vendors of GBP15.3 million (U.S.$ 26.2 million) (before expenses).

The Cita Acquisition constitutes a class 1 transaction for the purposes of the Listing Rules and, as such, requires the prior approval of Shareholders.

The Board also announced today the Company's intention to raise approximately GBP42.7 million (before expenses) by way of a Placing and Open Offer of 67,749,457 new Ordinary Shares (representing approximately 31.3 per cent. of Vernalis' existing issued ordinary share capital).

Today's announcements follow on from the Company's recent acquisition from Mylan of the exclusive rights to market and sell Apokyn(R), an on-market drug indicated for the acute, intermittent treatment of immobilising OFF episodes associated with advanced Parkinson's disease, in North America for a one-off cash payment of U.S.$23 million.

The net proceeds of the Placing and Open Offer, which will amount to approximately GBP38.7 million, will allow the Company to fund the development of Cita's clinical drug candidates CNP1512 and CNP3381 and invest in the marketing and development of Apokyn(R), while having sufficient cash resources to fund the Enlarged Group's other existing business activities beyond the first half of 2007 when the U.S.$40 million milestone payment from Endo is due to be received, assuming the Company's lead clinical development candidate, frovatriptan, as a short-term prophylaxis for menstrually related migraine ("MRM"), successfully obtains regulatory approval from the FDA.

Qualifying Shareholders can apply for Open Offer Shares on the basis of 5 Open Offer Shares for every 16 Existing Ordinary Shares held.

The Open Offer Shares (other than the Committed Open Offer Shares) have been conditionally placed by Piper Jaffray with institutional investors subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer. The Vendor Placing Shares have been conditionally placed by Piper Jaffray with institutional investors and are not subject to the Open Offer. The Placing and Open Offer and the Vendor Placing have been fully underwritten by Piper Jaffray.

Further details about the Placing and Open Offer and how Qualifying Shareholders can apply for Open Offer Shares will be set out in the letter from Piper Jaffray in the Prospectus, and, where relevant, in the Application Form.

Each of the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer are conditional, inter alia, upon the passing of the Resolutions at the Extraordinary General Meeting to be held at 10.00 a.m. on 13 December 2005 at the offices of Allen & Overy LLP at One New Change, London EC4M 9QQ and Admission becoming effective.

Recent developments and strategic review

Vernalis is a specialty pharmaceutical company primarily focussed on drugs for the treatment of neurology and CNS disorders. It has two marketed products, a strong pipeline of clinical drug candidates and research programmes and a strong management team which has demonstrated its ability to enter into significant licensing and partnering agreements with major pharmaceutical and biotechnology companies.

Vernalis was formed from the merger of British Biotech and Vernalis Group plc in September 2003. Following the merger, Vernalis carried out a review of its operations and its product portfolio and research programmes as a result of which a substantial restructuring of the Group was carried out and a decision was made to focus the Group's investment efforts primarily in the fields of CNS disorders and oncology.

Since then Vernalis has continued to expand its clinical development pipeline and research programmes through in house development and acquisition and currently has five products in clinical development and a strong pipeline of pre-clinical development candidates and research programmes. It has also successfully taken forward the commercialisation of frovatriptan, reacquiring the North American rights to frovatriptan and entering into a major licensing agreement with Endo to market frovatriptan in North America. In February 2005 Vernalis exercised its option to co-promote frovatriptan with Endo in North America following which the Company commenced establishing a commercial operation in North America. As part of the Company's strategy to build a strong commercial operation in North America, Vernalis announced on 4 November, 2005 the acquisition of the exclusive rights to market and sell Apokyn(R), an on-market drug for the treatment of advanced Parkinson's disease, in North America providing its sales force with a second neurology drug to commercialise which rapidly advances the Company's North American commercial business plans.

Vernalis seeks to progress its product development programmes itself and through partnering and licensing agreements with major pharmaceutical and biotechnology companies. Through these agreements Vernalis shares future commercial revenues in return for cash payments and development funding and also seeks to benefit from the product development expertise of the relevant partner. Vernalis' management team has demonstrated a strong track record in entering into commercially attractive licensing and partnering agreements over the last two years and the Company currently has agreements with Biogen Idec, Endo, Menarini, Novartis, Reckitt Benckiser and Serono.

Having successfully commenced establishing a commercial operation in North America and through expanding the Group's on-market products and research and development pipeline through in house development and acquisitions, the Directors believe that Vernalis is making good progress towards achieving its strategic goal of becoming a sustainable, self-funding, R&D driven specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and CNS disorders.

Reasons for Cita Acquisition

The Directors believe that Cita represents an excellent strategic fit for Vernalis for the following reasons:

- Cita's focus on neurology and CNS therapies will strengthen the Group's clinical pipeline in its principal area of therapeutic focus;
- Cita has a relatively late stage development pipeline. Its lead drug candidate for the treatment of Parkinson's disease has completed Phase II clinical trials and is being prepared for entry into Phase III clinical trials in H2 2006. A second drug for the treatment of neuropathic pain has completed Phase I clinical trials and is being prepared for entry into Phase II clinical trials in H1 2006. These programmes will therefore enhance the maturity of Vernalis' drug development pipeline behind frovatriptan, the Company's lead development programme in Phase III clinical trials as a short-term prophylaxis for MRM;
- Cita's Parkinson's disease programme will, in particular, strengthen Vernalis' existing portfolio in this area following the recent acquisition by Vernalis of the exclusive rights to market and sell Apokyn(R), an on-market Parkinson's disease drug, in North America. Apokyn(R) is a treatment for patients with an advanced form of Parkinson's disease while Cita's lead drug candidate CNP1512 is being developed for patients with a moderate to advanced form of Parkinson's disease. Vernalis also has a Parkinson's disease programme, V2006, which is partnered with Biogen Idec and expected to enter Phase II clinical trials in H1 2006, which is being developed for the treatment of patients with a mild to moderate form of Parkinson's disease;
- Cita's product pipeline will provide the Group with additional products to commercialise through its commercial operation in North America, assuming these programmes successfully complete clinical trials and are approved by the relevant authorities; and
- Cita is managed as a "virtual" company, outsourcing most of its research and development activities. As a result, the Cita Acquisition will not increase the Group's cash burn significantly, other than for the costs related to the development of Cita's clinical drug candidates, and will also allow for an easy integration of Cita's business into Vernalis' existing operations.

Information on Cita

Background

Cita is a privately owned, neuropharmaceutical company based and incorporated in the province of Ontario, Canada, focused on the development and commercialisation of small molecule drug candidates. Cita's current clinical drug portfolio primarily consists of drugs for Parkinson's disease (CNP1512 expected to enter Phase III clinical trials in H2 2006) and neuropathic pain (CNP3381 expected to enter Phase II clinical trials in H1 2006). Cita has 12 employees, of which seven are directly involved in the active development of its clinical drug programmes.

CNP1512 for Parkinson's Disease
CNP1512 is Cita's lead drug for the treatment of Parkinson's disease. Parkinson's disease is a progressive neurological disorder that leads to the loss of dopamine containing neurons in the basal ganglia part of the brain controlling muscle movement. People with Parkinson's disease often experience trembling, muscle rigidity, difficulty walking, and problems with balance and coordination. Espicom Business Intelligence estimated the 2003 worldwide market for Parkinson's disease therapeutics at U.S.$2.2 billion for which, going forward, CNP1512 would seek to obtain a share following marketing approval.

Current Parkinson's disease therapies have a limited ability to provide patients with reliable, predictable and consistent treatment of disease symptoms. The current standard of care, in the marketplace for more than 30 years, consists primarily of combinations of levodopa (L-dopa) with carbidopa, a decarboxylase inhibitor.

As Parkinson's disease progresses patients may experience frequent OFF episodes. The Directors believe that this is caused in part by poor absorption of levodopa, as current formulations of the drug are relatively insoluble and may be delayed in transit through the gastrointestinal tract. The Directors further believe that there is a significant opportunity to improve the effectiveness of levodopa therapy by presenting it in a more soluble form (levodopa methyl-ester) which has the potential to be absorbed more rapidly and consistently, and hence to have enhanced clinical effectiveness.

CNP1512 is an innovative, patented effervescent formulation combining levodopa methyl-ester, a more soluble form of levodopa, and carbidopa. Based on clinical evidence, CNP1512 may reduce the periods of time patients suffer from the debilitating effects of Parkinson's disease, as well as providing a more effective method of delivering the drug. 18 small clinical trials, including two European Phase II clinical trials and a proof of concept study have been completed involving levodopa methyl-ester alone or as part of CNP1512. In these trials, 696 volunteers and patients have received the drug without any significant safety or tolerability issues. These trials achieved statistical significance in respect of the trials' primary endpoint, being faster onset of action (8.5 minutes faster activity per dose in patients with 1 or 2 times per day dosing), increased mobility time after each dose (15.4 minutes less OFF episodes per dose in patients with 1 or 2 times per day dosing), improved reliability of drug response compared to current levodopa-based drugs (important in patients with gastrointestinal dysfunctions) and increased water solubility resulting in an easier mode of administration (effervescent tablet that dissolves in 3 tablespoons of water). The trials supported regulatory approval for the drug in Italy when Chiesi, Cita's licensor, obtained a marketing registration for the drug for Parkinson's disease patients experiencing motor fluctuations. CNP1512 is approved in Italy for rescue (fast onset) in Parkinson's disease.

Cita owns the worldwide rights to CNP1512 outside of Italy. The fact that CNP1512 has already received regulatory approval in Italy indicates a reduced risk profile. Approximately 65-70 per cent. of total OFF episodes experienced by most Parkinson's disease patients is attributable to slower onset of conventional levodopa based therapies.

Following Completion, Vernalis plans to initiate a pharmacokinetic study in Parkinson's disease patients in order to compare with Sinemet(R) the plasma levels of levodopa following administration of CNP1512. Sinemet(R) is currently the most widely prescribed form of levodopa treatment for Parkinson's disease patients in the US. Vernalis also plans to commence Phase III clinical trials in North America and in Europe in order to obtain regulatory approval in these key markets. The Directors expect that the trials will involve patients in a 6 months controlled efficacy trial and 6 months safety extension trial. Vernalis plans to begin these Phase III clinical trials in H2 2006. The primary endpoint for these pivotal trials will be the reduction of total daily OFF episodes.

CNP3381 for Neuropathic Pain
CNP3381 is a novel drug candidate that is being developed for neuropathic pain. Neuropathic pain is an intense and chronic form of pain related to damage to nerves and their signalling processes, rather than acute injuries, that is often non-responsive to current drug therapies. Unlike acute pain, neuropathic pain does not diminish over time and can increase in both intensity and area. This type of pain occurs in the course of diabetes, post-herpetic neuralgia (shingles), the side effects of chemotherapy, trigeminal (facial) neuralgia, HIV infection, and spinal cord injuries.

According to Prof K. K. Jain (Pain Therapeutics-Drugs, Markets and Companies, October 2005) the worldwide analgesic market is estimated to be worth U.S.$50.0 billion for 2005 and is expected to increase to U.S.$75 billion by 2010. Pain management prescription sales were estimated (by Roche Ellis and Jessica Hou of Pharmaceutical Executive) at U.S.$20.6 billion in 2004 and is expected to increase to U.S.$29.8 billion by 2008. Pain management remains one of the most widely researched yet under treated therapeutic areas. Espicom Business Intelligence estimated the 2003 worldwide market for drugs approved for neuropathic pain at U.S.$2.5 billion (for which, going forward, CNP3381 would seek to obtain a share following marketing approval), despite limited response rates and efficacy, tolerance and dependency issues, and other side effects of current therapies. The Directors believe that the market for neuropathic pain prescription drugs is likely to be greater than it appears as anticonvulsants and antidepressants are used off-label for this condition. The pain management market has grown significantly in recent years, with increasing demand by patients, better physician responsiveness, an aging population, increasing numbers of surgical procedures and the introduction of a multitude of new products.

The Directors believe that CNP3381 may have a dual mechanism of action, that of an NMDA antagonist and a MAO-A inhibitor, that controls pain in both the peripheral and central nervous systems and further believe that CNP3381 may have the ability to reduce both pain signal transmission and the conscious perception of pain without many of the limitations and side effects of existing treatments. CNP3381 has undergone preclinical and clinical studies in which it was determined to be safe and well-tolerated. In two proof of concept studies involving a total of 47 subjects, CNP3381 achieved a reduction of the area and intensity of pain reported by volunteers in a model of neuropathic pain. Neuropathic pain is an area where existing therapies may be unsatisfactory due to non-responders, low efficacy or side-effects. A clinical maximum tolerated dose study in healthy volunteers in Canada has been completed in order to establish the dose range for Phase II clinical trials. An Investigational New Drug (IND) application has been opened with the FDA. Following Completion, Vernalis plans to initiate a Phase II clinical trial of CNP3381 in diabetic neuropathic pain patients in H1 2006. The trial will assess safety, pharmacokinetics and preliminary efficacy on multiple doses in the U.S. and Canada and will be randomised and double blind.

Licensing and Collaboration Agreements
Both CNP1512 and CNP3381 were licensed by Cita from Chiesi, a privately-owned, Italy based, European pharmaceutical company.

Under these licences dated 29 July 2004 and 14 March 2005 (as amended and restated on 17 November 2005, conditional on Completion), Cita was granted exclusive licences (with the right to grant sublicences) to exploit the licensed technology throughout the world (except in respect of CNP1512 for Italy where Chiesi retains exploitation rights). The licensed technology includes the patent rights described in the paragraph below headed "Intellectual Property" as well as information and know-how related to CNP1512 and CNP3381. Under the CNP1512 licence agreement Chiesi has certain rights over class C preference shares in the capital of Cita. Under the Cita Acquisition Agreements, Vernalis has agreed to acquire these rights. Other terms of these licences have been amended and restated conditional on Completion. The terms of the amended and restated licences are reflected in the description below.

With respect to the rights to CNP1512, Cita has paid Chiesi an up front fee and will pay further milestone payments in each case on both submission for and receipt of regulatory approval for a product containing that compound in either Europe or in the United States and royalties on all net sales of the product.

With respect to the rights to CNP3381, Cita has paid Chiesi an up front fee and will pay further milestone payments for any product containing that compound during the development programme and on submission for and receipt of regulatory approval for a product containing that compound in either Europe or the United States and royalties on all net sales of the product.

For both CNP1512 and CNP3381, additional amounts are payable by Cita to Chiesi if Cita receives payments from any third party partner or sub-licensee with respect to the development of the compounds.

Under the licences, Cita must comply with various diligence obligations with respect to the development of the licensed compounds and use commercially reasonable and diligent efforts to promote any approved product. Cita's failure to fulfil these obligations will not in itself give rise to a right for Chiesi to terminate the agreement, but such termination rights may come into effect if the relevant failure has been due to Cita's failure to use commercially reasonable and diligent efforts.

Under both licences, Chiesi retains an option to co-market or co-promote any developed products in a limited number of specified territories.

Intellectual Property

- CNP1512
Cita has licensed a family of patents and patent applications from Chiesi, covering certain pharmaceutical compositions, formulations and methods of their use. Pharmaceutical composition patents relate to compositions containing specific dosages of levodopa methyl-ester and to various combinations of levodopa methyl-ester and carbidopa or benserazide (the latter being a molecule with the same effect as carbidopa). Method of use patents cover ways of treating Parkinson's disease by administering levodopa methyl-ester. Patents and patent applications cover effervescent formulations containing methyl-ester and carbidopa using various alkaline and acidic components to afford the effervescent blend.

Of the patent portfolio relating to CNP1512, the most important patents are considered to be the U.S. and European effervescent formulation patents, which the Directors believe will provide protection on the effervescent formulation to at least 2018.

- CNP3381
A family of patents and patent applications are licensed from Chiesi, covering pharmaceutical compositions of matter using glycinamide derivatives, such as CNP3381, and their use in the treatment of chronic pain and other neurological disorders, including Alzheimer's disease.

Of this patent portfolio relating to CNP3381, the most important patents are considered to be the U.S. and European composition of matter patents, which the Directors believe will provide protection of the drug to at least 2017.

Financial Information on Cita
A summary of the trading results of Cita for the years ended 30 November 2002, 2003 and 2004 and the six months ended 31 May 2005 are summarised below.



                6 months ended 31 May            Year ended 30 November
                     2005        2005       2004       2004       2003       2002
               GBP'000(2)    CAN$'000    GBP'000(1)   CAN$'000   CAN$'000   CAN$'000
---------------  --------    --------    -------    --------   --------   --------
                unaudited   unaudited


Turnover                -           -          -          -          -          -
Research and
development
expenditures       (1,439)     (3,290)    (2,106)    (4,787)    (4,044)      (520)
Administrative
expenses             (612)     (1,399)      (469)    (1,067)    (1,078)      (157)
Operating loss     (2,051)     (4,689)    (2,575)    (5,854)    (5,122)      (677)
Interest
receivable and
similar income          1           3          9         21         75          5
Non-cash
interest
payable on
Venture Debt       (1,000)     (2,287)    (1,155)    (2,625)      (704)       (64)
Other interest
payable and
similar
charges               (72)       (165)       (58)      (131)       (20)         -
Loss on
ordinary
activities
before
taxation           (3,122)     (7,138)    (3,779)    (8,589)    (5,771)      (736)
Tax credit on
loss on
ordinary
activities            176         402        513      1,166      1,234         81
Loss for the
financial year     (2,946)     (6,736)    (3,266)    (7,423)    (4,537)      (655)



(1) The results for the year ended 30 November 2004 have been translated at a rate of CAN$2.273/GBP1.
(2) The results for the period ended 31 May 2005 have been translated at a rate of CAN$2.286/GBP1.

Cita has expanded its development pipeline through the license agreements signed in 2004 and 2005 with Chiesi, which has led to an increase in overall research and development expenditure.

Cita has financed its development primarily through the use of venture debt which bears non-cash interest typically at high rates, which is reflected in the increased interest expense recorded.

Current Trading and Prospects of Cita

During its current financial year, Cita has continued to incur losses, as it applied its cash resources to continue to develop its clinical development pipeline. On 30 September 2005 and on 4 November 2005 Cita obtained CAN$1 million and CAN$2.5 million, respectively of further venture debt funding from VenGrowth and since 31 May 2005, Cita has incurred additional costs of CAN$584,000 in connection with a potential initial public offering by Cita that was terminated as a result of Cita's decision to instead pursue a potential sale to Vernalis. The Directors believe that Cita's development pipeline has potential to deliver significant value to Shareholders going forward.

Cita has financed its activities through debt and has been unable to pay its debt as it has become due. However, Cita's shareholders and finance providers have agreed that immediately prior to the acquisition by Vernalis they will convert their debt to equity and discharge all borrowings of Cita other than a loan from MMV for US$2.5 million. Vernalis has agreed to provide finance to Cita from the date of signing the Cita Acquisition Agreements to Completion to enable Cita to discharge its liabilities as they fall due. Taking account of the net proceeds receivable from the Placing and Open Offer, Vernalis will have sufficient funds to repay the outstanding balance of U.S.$2 million (plus interest and costs) of Cita's loan from MMV and to carry on the development of Cita's clinical programmes CNP1512 and CNP3381.

Principal terms of the Cita Acquisition

Pursuant to the Cita Acquisition Agreements, Vernalis will acquire the entire issued, and to be issued, share capital of Cita. The initial consideration, which will be paid by Vernalis on Completion, is U.S.$29.5 million to be satisfied by the issue of new Ordinary Shares. Vernalis will also assume certain of Cita's liabilities on Completion. Further deferred consideration of up to U.S.$35 million is payable in instalments by Vernalis dependent upon achieving certain milestones in respect of the development of Cita's clinical drug candidates CNP1512 and CNP3381.

The U.S.$29.5 million initial consideration is to be satisfied by the issue at Completion of 26,915,831 Ordinary Shares (representing approximately 12.4 per cent. of Vernalis' existing issued ordinary share capital) calculated at an issue price of 63.91 pence per new Ordinary Share (being Vernalis' average Closing Price on the thirty dealing days prior to the date of this announcement).

Of the shares to be issued as initial consideration, 2,630,847 Ordinary Shares will be issued to certain Vendors and the remaining 24,284,984 Ordinary Shares have been conditionally placed by Piper Jaffray at the Offer Price pursuant to the Vendor Placing to realise cash proceeds payable to certain Vendors of approximately GBP15.3 million (U.S.$ 26.2 million) (before expenses).

Deferred consideration of up to U.S.$35 million is payable by Vernalis in six equal instalments payable upon the achievement of the following milestones:
- enrolment of the first patient into a Phase III study for CNP1512;
- the Company reporting that it has sufficient data to support a submission to the FDA for regulatory approval to market and sell in the USA a product comprising CNP1512 for the treatment of Parkinson's disease;
- approval by the FDA of CNP1512 for the treatment of Parkinson's disease;
- the Company reporting that it has sufficient data to justify progressing with a Phase II or a Phase III study for CNP3381;
- the Company reporting that it has sufficient data to support a submission to the FDA for regulatory approval to market and sell in the USA a product comprising CNP3381 for the treatment of diabetic neuropathic pain; and
- approval by the FDA of CNP3381 for the treatment of diabetic neuropathic pain, Alzheimers disease, post operative pain or mixed pain related to palliative care.
Vernalis has the option to elect to satisfy each payment of deferred consideration in Ordinary Shares (such number of Ordinary Shares to be calculated using the average Closing Price on the thirty dealing days prior to the relevant milestone event occurring), in cash or by a combination of cash and Ordinary Shares.

The other principal terms of the Cita Acquisition are as follows:

-Vernalis has agreed to assume certain of Cita's liabilities on Completion, including an outstanding U.S.$500,000 withholding tax liability and the early repayment of the outstanding balance under a loan to MMV, as described below. Vernalis has also agreed to provide up to U.S.$250,000 per week to Cita until Completion to fund certain costs associated with CNP1512 and CNP3381, including Cita's salaries and overheads during that period (subject to prior approval by Vernalis). Cita's expenditure on such items during the period from signing until Completion will be deducted in equal amounts from the first two milestone payments paid under the Cita
Acquisition Agreements;
- the consideration payable to certain Vendors will be subject to a net cash adjustment following Completion to the extent that Cita's net cash (less any liabilities or funding for which Vernalis has agreed to be responsible) is more or less than zero (as relevant);
- the deferred consideration payments will be subject to deduction for warranty and indemnity claims against certain Vendors;
- Vernalis has given certain commitments in respect of its future development of CNP1512 and CNP3381;
- Vernalis will, on Completion, procure the early repayment of the outstanding balance of U.S.$2 million (plus interest and costs) of an existing loan from MMV to Cita;
- subject to certain limited exceptions, each Vendor allotted in excess of 500,000 Consideration Shares at Completion covenants not to dispose of those shares before the earlier of: (i) 30 June 2006; and (ii) the announcement by Vernalis of the results of pivotal efficacy studies for Vernalis' frovatriptan MRM prophylaxis development programme other than with Vernalis' prior approval and through Vernalis' brokers, provided that Vernalis' brokers are able to dispose of such shares on commercially reasonable terms;
- in the event that the Cita Acquisition does not complete and the Cita Acquisition Agreements terminate in accordance with their terms, Vernalis will be entitled, on payment of a license fee of U.S.$3 million, to the first right of offer to license from Cita the right to sell and market in the USA any products arising from CNP1512. The weekly amounts funded by Vernalis to Cita, referred to above, from signing until termination of the Cita Acquisition Agreements will be treated as prepayments of the U.S.$3 million license fee, if that fee becomes payable; and
- the Cita Acquisition Agreements are conditional, inter alia, on the passing of the Resolutions, the Placing and Open Offer Agreement (and, accordingly, the Vendor Placing and the Placing and Open Offer) having become unconditional (save for any conditions relating to completion of the Cita Acquisition Agreements or Admission) and not having been terminated in accordance with its terms and Admission having become effective.

Reasons for the Placing and Open Offer

In March 2005, Vernalis raised net proceeds of approximately GBP28.1 million from a placing and open offer to shareholders. As stated at the time, this fundraising was carried out in order to allow the Company to establish a commercial business in North America, to progress certain of the Company's existing development programmes to a more advanced stage before licensing them out, and to provide the flexibility to expand its existing portfolio through selective and timely acquisition of research and development programmes and/or products. In addition, this fundraising put the Company in a stronger financial position to continue its research and development activities during the period through to the expected regulatory approval, in H1 2007, of its lead clinical development programme, frovatriptan as a short-term prophylaxis for MRM, providing ongoing clinical trials are successful and satisfactory to the FDA, at which point a U.S.$40 million milestone is due to be received from Endo.

Since the  fundraising  was  completed  in March 2005,  the Company has acquired
Ionix, a private UK company, in an all share transaction for an initial consideration of GBP12.5 million, acquired the intellectual property, know-how and some associated assets relating to the oncology target, Pin1, from Pintex, a private US Company, for an undisclosed initial cash payment plus additional milestone payments and announced on 4 November 2005 that it had acquired the exclusive rights to market and sell Apokyn(R) in North America for a one-off cash payment of U.S.$23 million. In addition, the Company has entered into the Cita Acquisition Agreements pursuant to which it has conditionally agreed to acquire Cita. These acquisitions and the associated costs of taking forward the acquired development programmes means the Company no longer has the same financial flexibility to itself maintain the development of the new programmes it has acquired through these acquisitions, and in particular those of Cita, while maintaining a strong financial position through to the first half of 2007 and the anticipated U.S.$40 million milestone payment from Endo. The net proceeds of the Placing and Open Offer, which will amount to approximately GBP38.7 million, will allow the Company to fund the development of Cita's clinical programmes CNP1512 and CNP3381 and invest in the marketing and development of Apokyn(R), while having sufficient cash resources to fund the Enlarged Group's other existing business activities beyond the first half of 2007 when the U.S.$40 million milestone payment from Endo is due to be received, assuming the Company's lead clinical development candidate, frovatriptan, as a short term prophylaxis for MRM, successfully obtains regulatory approval from the FDA.

In particular, the Enlarged Group will use the proceeds of the Placing and Open
Offer:

  - to continue the development of Cita's clinical programmes CNP1512 and CNP3381 and over the next 18-24 months intends to:
  - complete a pharmacokinetics study in Parkinson's disease patients in order to compare with Sinemet(R) the plasma levels of levodopa following administration of CNP1512 and commence Phase III clinical trials in North America and Europe in order to obtain regulatory approval for CNP1512 in these key markets; and
  - complete a Phase II clinical trial of CNP3381 in diabetic neuropathic pain patients; and
  - to invest in the marketing and development of Apokyn(R) and, in particular, over the next 18-24 months intends to:
  - undertake Phase IV studies in relation to the use of Apokyn(R) in Parkinson's disease patients;
  - accelerate the expansion of the North American commercial operation;
  and
  - invest in a marketing programme.

Of the net proceeds of approximately GBP38.7 million, approximately GBP20 million will be used to fund the development of Cita's clinical programmes
CNP1512 and CNP3381, approximately GBP7 million will be invested in the marketing and development of Apokyn(R), with the remainder being used to restore the working capital position of the Company following the recent cash acquisition of Apokyn (R).

Reasons for the Vendor Placing
The Vendor Placing will raise GBP15.3 million (U.S.$ 26.3 million) (before expenses) and has been arranged to enable certain Vendors to realise a proportion of the consideration payable to them at Completion under the Cita Acquisition Agreements in the form of cash.

Details of the Vendor Placing

Arrangements have been made with Piper Jaffray, as agents for the Company, to conditionally place firm a total of 24.284,984 new Ordinary Shares with institutional investors at the Offer Price, raising a total of approximately GBP15.3 million (U.S.$26.3 million) (before expenses). All of the net proceeds of the Vendor Placing will be for the account of certain Vendors under the Cita Acquisition Agreements.

The Offer Price represents a discount of 1.6 per cent. to the Closing Price of an Ordinary Share on 17 November 2005, which is consistent with Listing Rules requirements, and accordingly the Directors consider it to be appropriate.

The Vendor Placing Shares are not subject to the Open Offer and all of the Vendor Placing Shares will be conditionally placed firm with institutional investors by Piper Jaffray on behalf of the Company.

The issue of the Vendor Placing Shares (other than Vendor Placing Shares placed in or into the United States) under the Vendor Placing has been fully underwritten by Piper Jaffray, subject to certain conditions set out in the Placing and Open Offer Agreement. To the extent that US placees do not subscribe for any Vendor Placing Shares, these Vendor Placing Shares will be issued to the relevant Vendors at Completion.

Details of the Placing and Open Offer

Arrangements have been made with Piper Jaffray, as agents for the Company, to invite Qualifying Shareholders to apply to subscribe for Open Offer Shares at the Offer Price, on the basis of

         5 Open Offer Shares for every 16 Existing Ordinary Shares

registered in their name as at the close of business on the Record Date and so in proportion for the number of Existing Ordinary Shares so held. Qualifying Shareholders may apply for any whole number of Open Offer Shares up to their maximum allocation which, in the case of Qualifying non-CREST Shareholders, is equal to the number of Open Offer Entitlements as shown on their Application Form or, in the case of Qualifying CREST Shareholders, is equal to the number of Open Offer Entitlements standing to the credit of their stock account in CREST. Qualifying Shareholders with holdings of Existing Ordinary Shares in both certificated and uncertificated form will be treated as having separate holdings for the purpose of calculating their entitlements under the Open Offer.

The Offer Price represents a discount of 1.6 per cent. to the Closing Price of an Ordinary Share on 17 November 2005, which is consistent with Listing Rules requirements, and accordingly the Directors consider it to be appropriate.

Piper Jaffray has placed the Open Offer Shares (less any Committed Open Offer Shares) conditionally with institutional investors, subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The Placing and Open Offer has been fully underwritten by Piper Jaffray, subject to certain conditions set out in the Placing and Open Offer Agreement.

Application has been made for the Open Offer Entitlements to be admitted to CREST. It is expected that the Open Offer Entitlements will be admitted to CREST at 8:00 a.m. on 21 November 2005. The Open Offer Entitlements for valid market claims only will also be enabled for settlement in CREST at 8:00 a.m. on 21 November 2005. Applications through the means of the CREST system may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim.

Qualifying non-CREST Shareholders will receive an Application Form which sets out their maximum entitlement to Open Offer Shares as shown by the number of Open Offer Entitlements allocated to them. Qualifying CREST Shareholders will receive a credit to their appropriate stock accounts in CREST in respect of their Open Offer Entitlements on 21 November 2005. No Open Offer Entitlements will be credited to the CREST accounts of CREST Participants who are located in or have registered addresses in the United States, Japan, Canada or Australia.

For applications under the Open Offer to be valid, in respect of Qualifying non-CREST Shareholders, completed Application Forms and payment in full must be received by 11:00 a.m. on 9 December 2005. If you are a Qualifying CREST Shareholder the relevant CREST instructions must have settled as explained in the Prospectus by no later than 11:00 a.m. on 9 December 2005. The Cita Acquisition, the issue of the Consideration Shares, the Vendor Placing and the Placing and Open Offer are conditional upon, inter alia, the passing of the Resolutions at the Extraordinary General Meeting and Admission becoming effective. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8.00 a.m. on 14 December 2005. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with, and carry the same voting rights as, the Existing Ordinary Shares.

Related party transaction
It is proposed that Invesco, a subsidiary undertaking of Amvescap (which as at 16 November 2005, being the latest practicable date prior to the publication of this document, had confirmed to the Company that it was interested in approximately 27.2 per cent. of the Company's issued ordinary share capital) should participate as a placee in the Vendor Placing. Invesco has given an undertaking under which it has agreed inter alia to subscribe at the Offer Price under the Vendor Placing for 7,500,000 new Ordinary Shares (representing approximately 8.1 per cent. of the New Ordinary Shares the subject of the Vendor Placing and the Placing and Open Offer) conditional, inter alia, upon the passing of the Resolutions.

Invesco has also given an undertaking to participate in the Open Offer to the full extent of its interest in Ordinary Shares under its management at the time of receipt of this document and an Application Form (which as at 16 November 2005, being the latest practicable date prior to the publication of this document, amounted to 59,058,895 Ordinary Shares, representing 27.2 per cent. of the Company's issued ordinary share capital).

As a consequence of Invesco's current interest in the Company, its proposed participation in the Vendor Placing is a related party transaction for the purposes of the Listing Rules and therefore requires the prior approval of Shareholders other than Invesco. Invesco will abstain, and has undertaken to take all reasonable steps to ensure that its associates and Amvescap will abstain, from voting on the Related Party Resolution.

Current trading and prospects for Vernalis
On 22 September 2005, Vernalis announced its interim results for the six months ended 30 June 2005. During these six months the Company has progressed its business in all areas. It has made good progress with its clinical development pipeline, obtaining positive interim Phase III data from the frovatriptan safety trial, completing enrolment in the Phase III efficacy trial for frovatriptan against MRM and commencing a Phase II clinical trial of V1003 in acute post-operative pain, a programme obtained through the acquisition of Ionix during the period. The Company also expanded its research portfolio through the acquisition of intellectual property rights, know-how and some associated assets relating to the oncology target Pin1 from Pintex. Following the exercise of its option with Endo in February 2005 to co-promote frovatriptan in the US, Vernalis has now also commenced establishing a commercial operation in North America.

Since 30 June 2005 Vernalis has continued to incur losses in line with the Directors' expectations as it continues to progress the development of its product portfolio and research programmes and to establish its commercial operation in North America. In August 2005 the Company commenced Phase II clinical trials with V10153 for acute ischaemic stroke and on 4 November 2005, Vernalis announced that it had acquired the exclusive rights to market and sell Apokyn(R), an on-market Parkinson's disease drug, in North America from Mylan for a one-off cash payment of U.S.$23 million. The Cita Acquisition will further enhance the Group's later stage clinical development portfolio.

The Directors expect that there will be a small improvement in the revenue of the Enlarged Group for the second half of 2005 compared to the first half of the year as it starts to generate sales of Apokyn(R) while expenditure is expected to increase slightly compared to the first half of the year due to the completion of the MRM programme for frovatriptan and as the Company starts to promote Apokyn(R). The Directors expect that the Enlarged Group will continue to incur losses and cash outflows for the foreseeable future.

Cash and short term investments amounted to GBP49.9 million as at 30 June 2005 as announced in the Company's unaudited interim results for the six months ended 30 June 2005. This, together with the net proceeds of the Placing and Open Offer, and after taking account of the costs of the acquisition of Apokyn(R), will allow the Enlarged Group to be well financed to progress its activities. The Directors are therefore confident of the financial and trading prospects of the Enlarged Group for the current financial year.

The anticipated timescale for news flow for the Enlarged Group's product development portfolio is summarised below:

V2006: File IND prior to Phase II (Biogen Idec)                          H2 05
Frovatriptan: MRM safety data                                            H2 05
Frovatriptan: MRM efficacy data                                          H1 06
Frovatriptan: MRM regulatory submission                                  H1 06
V10153: Completion of Phase IIa in stroke                                H1 06
CNP3381: Start of Phase II in neuropathic pain                           H1 06
V1003: Completion of Phase IIa (Reckitt Benckiser)                       H1 06
CNP1512: Start of Phase III in Parkinson's disease                       H2 06
V24343: Start of Phase I in obesity and related disorders                H2 06
Apokyn(R) Half yearly sales data                                         H2 06

Expected Timetable of Principal Events
                                                                          2005
Record Date for entitlements under the Open Offer                  16 November
Prospectus, Application Forms (if relevant) and Forms of Proxy 18 November posted to Qualifying Shareholders
Open Offer Entitlements credited to stock accounts in CREST of   8.00 a.m. on
Qualifying CREST Shareholders                                      21 November
Recommended latest time for requesting withdrawal of Open Offer   4.30 p.m. on
Entitlements from CREST(1)                                          5 December
Latest time for depositing Open Offer Entitlements into CREST(2)  3.00 p.m. on
                                                                    7 December
Latest time and date for splitting Application Forms (to satisfy  3.00 p.m. on
bona fide market claims only)                                       7 December
Latest time and date for receipt of completed Application Forms  11.00 a.m. on
and payment in full under the Open Offer or settlement of           9 December
relevant CREST instruction (as appropriate)
Latest time and date for receipt of completed Forms of Proxy     10.00 a.m. on
                                                                   11 December
Extraordinary General Meeting                                    10.00 a.m. on
                                                                   13 December
Announcement of the results of the Open Offer                      13 December
Completion of the Cita Acquisition                                8.00 a.m. on
                                                                   14 December
Admission and commencement of dealings in New Ordinary Shares     8.00 a.m. on
                                                                   14 December
Expected date on which New Ordinary Shares will be credited to 14 December CREST accounts (Qualifying CREST Shareholders and relevant
Vendors only)
Expected date of despatch of definitive certificates for New by 23 December Ordinary Shares and refund cheques (where appropriate)
(Qualifying non-CREST Shareholders only)
(1) i.e. if your Open Offer Entitlements are in CREST and you wish to convert them into certificated form.
(2) i.e. if your Open Offer Entitlements are in certificated form and you wish to convert them into uncertificated form in CREST.

Vendor Placing and Placing and Open Offer Statistics
Offer Price                                                           63 pence
Number of Existing Ordinary Shares in issue as at 17 November
2005 (being the latest practicable date prior to this
announcement)                                                      216,798,261
Number of New Ordinary Shares to be issued:
(a) by way of consideration to certain Vendors upon Completion       2,630,847
(b) pursuant to the Vendor Placing                                  24,284,984
(c) pursuant to the Placing and Open Offer                          67,749,457
Number of Ordinary Shares in issue immediately following
completion of the Cita Acquisition (including the Vendor
Placing) and the Placing and Open Offer                            311,463,549
Gross proceeds of the Vendor Placing                            GBP15.3 million
Gross proceeds of the Placing and Open Offer                    GBP42.7 million
Estimated proceeds of the Placing and Open Offer to be retained GBP38.7 million by the Company net of expenses

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Piper Jaffray                                          +44 (0) 20 7743 8700
David Wilson
David Rasouly
Jamie Adams

Brunswick                                              +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vernalis plc in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer and will not be responsible to anyone other than Vernalis plc for providing the protections afforded to clients of Piper Jaffray Ltd. nor for providing advice in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer or any other transaction or arrangement referred to herein.

This press announcement has been issued by Vernalis and is the sole responsibility of Vernalis

Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into the United States or Japan and applications in or from the United States or Japan will not be capable of acceptance and will be deemed invalid (subject to certain exceptions). This announcement may not be issued, mailed or otherwise distributed or sent, through CREST or otherwise, in, into or from the United States or Japan.

Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into Australia or Canada and applications in or from Australia or Canada will not be capable of acceptance and will be deemed invalid (subject to certain exceptions with respect to Australia). This announcement may not be issued, mailed or otherwise distributed or sent, in, into or from Australia or Canada.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities other than the securities to which it relates or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Neither the delivery of this announcement nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products and including that of frovatriptan for menstrually related migraine, the Group's ability to find partners for the development and commercialisation of its products, the benefits of reacquiring the rights to frovatriptan in North America and the partnership with Endo Pharmaceuticals Inc. on the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group's other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, the ability of the Group to identify and consummate suitable strategic and business combination transactions.

Definitions

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

Admission      the admission of the New Ordinary Shares (i) to the Official List
               and (ii) to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with,
               respectively, LR 3.2.7G of the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards Admission and Disclosure
ALX            ALX Partnership
Amvescap       AMVESCAP plc
Apokyn(R)      Apokyn(R)
Application    the personalised application form accompanying the Prospectus on
Form           which Qualifying Shareholders may apply for Open Offer Shares under the Open Offer
Biogen Idec    Biogen Idec Inc.
British        British Biotech plc, now Vernalis
Biotech
business day   a day (excluding Saturdays and Sundays or public holidays in
               England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
certificated   where a share or other security is not in uncertificated form or in
certificated
form
Chiesi         Chiesi Farmaceutici S.p.A.
Closing        the closing middle market quotation of an Existing Ordinary Share
Price          as derived from the daily official list published by the London
               Stock Exchange
Cita           Cita NeuroPharmaceuticals Inc.
Cita           the proposed acquisition by the Company of the entire issued, and
Acquisition    to be issued, share capital of Cita and rights over the share capital of Cita pursuant to the Cita Acquisition Agreements, as described in the Prospectus
Cita           together the conditional sale agreements dated 18 November 2005
Acquisition    between the Company and the Vendors which collectively set out
Agreements     the terms for the Cita Acquisition, further details of which are set out in paragraph 10.3 of Part IX of the Prospectus
Committed Open the Open Offer Shares that Invesco has undertaken to take up
Offer Shares   under the Placing and Open Offer
Common         Parteq Research and Development Innovations, James N. Reynolds,
Vendors        Brian M. Bennett, Roland J. Boegman, Khem Jhamandas, Gregory J.
               Thatcher, John Lehmann, Ian Anderson, Graham Strachan, Jean-Paul
               St. Pierre, Neil Cutler, Carl Cotman, Judith Burgess, Liana
               Meogrossi, Joy Newsome, Perry Molinoff, Scott Samuel, James Rae,
               Paul Sekhri, Padmini Singh and Dale St. Hilaire
Companies      the Companies Act 1985 (as amended)
Act
Company or     Vernalis plc, registered in England and Wales under number
Vernalis       2304992
Completion     completion of the Cita Acquisition Agreements in accordance with their terms
Consideration  the 2,630,847 new Ordinary Shares to be allotted to certain
Shares         Vendors at Completion in part satisfaction of the consideration payable to the Vendors at Completion pursuant to the Cita
               Acquisition Agreements
CREST          the relevant system, as defined in the CREST Regulations (in respect of which CRESTCo. Limited is operator as defined in the
               CREST Regulations)
Endo           Endo Pharmaceuticals Inc.
Enlarged       the Group, as enlarged by the Cita Acquisition
Group
Existing       the existing Ordinary Shares in issue at the Record Date
Ordinary
Shares
Extraordinary  the extraordinary general meeting of the Company convened for the
General        purpose of passing the Resolutions to be held on 13 December
Meeting or     2005, including any adjournment thereof
EGM
FDA            the US Food and Drug Administration
Financial      The Financial Services Authority
Services
Authority or
FSA
Form of        the form of proxy accompanying the Prospectus for use in
Proxy          connection with the EGM
FSMA           the Financial Services and Markets Act 2000 (as amended)
Group          Vernalis and its subsidiaries at the date of this announcement
Institutional  VenGrowth, MedInnova Partners Inc., Neuroscience Development
Vendors        Inc., Working Ventures CMDF Queen's Scientific Breakthrough Fund
               Inc.
Invesco        INVESCO Asset Management Ltd.
Ionix          Ionix Pharmaceuticals Limited
Listing        the listing rules of the FSA relating to admission to the
Rules          Official List
London Stock   London Stock Exchange plc
Exchange
Management     Anthony Giovinazzo, Marc de Somer and Brian Fielding
Shareholders
Menarini       Menarini International Operations Luxembourg S.A.
MMV            MMV Financial Inc.
MRM            Menstrually related migraine
Mylan          Mylan Pharmaceuticals Inc.
New Ordinary   together, the Consideration Shares, the Vendor Placing Shares and
Shares         the Open Offer Shares
Novartis       in relation to the collaboration agreement dated 9 August 2004 means the Novartis Institute for Biomedical Research, Inc., and
               in relation to the subscription agreement dated 18 December 2003 means Novartis Pharma AG
Offer Price    63 pence per New Ordinary Share
Official       the Official List of the FSA
List
Open Offer     the conditional invitation set out in Part II of the Prospectus, by Piper Jaffray on behalf of the Company, to Qualifying
               Shareholders to apply for up to 67,749,457 new Ordinary Shares on a pre-emptive basis on the terms and conditions set out in the
               Prospectus and, where relevant, in the Application Form
Open Offer     an entitlement to subscribe for Open Offer Shares, allocated to a
Entitlement    Qualifying Shareholder pursuant to the Open Offer
Open Offer     the 67,749,457 new Ordinary Shares to be issued by the Company
Shares         pursuant to the Placing and Open Offer for which Qualifying
               Shareholders are being invited to apply under the terms of the
               Open Offer
Ordinary       ordinary shares of 5 pence each in the capital of the Company
Shares
Piper          Piper Jaffray Ltd.
Jaffray
Placing        the conditional placing of the Open Offer Shares (other than the
               Committed Open Offer Shares), pursuant to the Placing and Open
               Offer Agreement
Placing and    the conditional placing and open offer agreement dated 18
Open Offer     November 2005 between the Company and Piper Jaffray relating to
Agreement      the Vendor Placing and the Placing and Open Offer
Pintex         Pintex Pharmaceuticals Inc.
Pin1           an emerging oncology target acquired from Pintex on 31 March
               2005
Prospectus     the document comprising the prospectus and class 1 circular dated
               18 November 2005
Qualifying     Qualifying Shareholders holding Ordinary Shares in uncertificated
CREST          form
Shareholders
Qualifying     Qualifying Shareholders holding Ordinary Shares in certificated
non-CREST      form
Shareholders
Qualifying     Shareholders on the register of members of Vernalis at the close
Shareholders   of business on the Record Date with a registered address outside of the United States, Australia, Canada and Japan, and who are
               not resident or located in the United States, Australia, Canada or Japan (subject to certain exceptions)
Reckitt        Reckitt Benckiser Healthcare (UK) Limited
Benckiser
Record Date    16 November 2005, being the record date for the Open Offer
Resolutions    the ordinary and special resolutions to be proposed at the
               Extraordinary General Meeting, notice of which is set out at the end of the Prospectus
Roche          F. Hoffman-La Roche Limited and/or its affiliates
Serono         Serono S.A.
Shareholder    a holder of Ordinary Share(s)
stock          an account within a member account in CREST to which a holding of
account        a particular share or other security in CREST is credited
uncertificated recorded on the relevant register of the share or security
or in          concerned as being held in uncertificated form in CREST, and uncertificated title to which, by virtue of the CREST Regulations, may be
form           transferred by means of CREST
United Kingdom the United Kingdom of Great Britain and Northern Ireland
or UK
US, USA or     the United States of America, its territories and possessions,
United         any state of the United States of America and the District of
States         Columbia
US$ or $       United States dollars
Vendor         the conditional placing of the Vendor Placing Shares, pursuant to
Placing        the Placing and Open Offer Agreement
Vendor Placing the 24,284,984 new Ordinary Shares to be issued by the Company at
Shares         Completion pursuant to the Vendor Placing, in part satisfaction of the consideration due to the Vendors at Completion under the
               Cita Acquisition Agreements
Vendors        together the Institutional Vendors, the Management Shareholders,
               the Common Vendors, MMV, ALX and Chiesi being all of the
               registered holders of the issued, and to be issued, share capital of Cita
VenGrowth      The VenGrowth Advanced Life Sciences Fund Inc.
Vernalis or    Vernalis plc, registered in England and Wales under number
the Company    2304992
Vernalis Group Vernalis Group plc (now Vernalis Group Limited), registered in
plc            England and Wales under number 03137449

For the purposes of this announcement, "subsidiary", "subsidiary undertaking" and "parent undertaking" shall, unless the context otherwise requires, have the respective meanings given to them by the Companies Act.

Unless otherwise stated, the Sterling/U.S. Dollar exchange rate applicable to amounts stated in this announcement is GBP0.5831: $1 being the spot rate of exchange for the conversion of Pounds Sterling into U.S. Dollars as reported in the Financial Times (London Edition) as the "closing mid-point" rate for dealings in U.S. Dollars on 17 November 2005 (noting that such report is of the previous Business Day's trading).

Enclosure No. 3

                                    SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
UBS Global Asset Management (Life) Ltd                6,821,972 (3.15%)
UBS Securities LLC                                          976 (0.00%)
                                              Total   6,822,948 (3.15%)

5. Number of shares / amount of stock acquired
Not Disclosed

6. Percentage of issued class
Not Disclosed

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5p shares

10. Date of transaction
21st November 2005

11. Date company informed
22nd November 2005

12. Total holding following this notification
6,822,948

13. Total percentage holding of issued class following this notification 3.15% (based on share capital of 216,798,261)

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
23rd November 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4


                                SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
Not Disclosed

8. Percentage of issued class
Not Disclosed

9. Class of security
Ordinary 5p shares

10. Date of transaction
22nd November 2005

11. Date company informed
23rd November 2005

12. Total holding following this notification
Not Disclosed

13. Total percentage holding of issued class following this notification Less than 3%

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
24th November 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: December 09, 2005                            Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer